Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

January 6, 2015

VIA EDGAR

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo

Re:          Marathon Patent Group, Inc.
Registration Statement on Form S-3
File No. 333-200394

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Marathon Patent Group, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 pm., Washington D.C. time, on January 8, 2015, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MARATHON PATENT GROUP, INC.

By:  /s/ Francis Knuettel II
Name: Francis Knuettel II
Title:  Chief Financial Officer